UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information
Acquisition of Treasury Shares
June 1, 2016 – 8:00 am CET

ACQUISITION OF TREASURY SHARES

BRUSSELS, Belgium, June 1, 2016 – Delhaize Group discloses information with respect to the acquisition of treasury shares in accordance with Belgian law.

Delhaize Group has recently acquired 142 692 shares pursuant to a share buy-back program with a Belgian credit institution for the purchase of Delhaize Group shares in order to satisfy exercises of stock options.

Purchase date	Place of the transaction	Number of shares purchased	Average unit purchase price (in €)	Lowest unit purchase price (in €)	Highest unit purchase price (in €)
May 24, 2016	Euronext Brussels	38 922	93.18	91.73	93.64
May 24, 2016	Chi-X	2 010	92.31	91.80	93.15
May 25, 2016	Euronext Brussels	45 779	93.46	92.84	94.05
May 25, 2016	Chi-X	23 981	93.31	92.84	93.80
May 26, 2016	Euronext Brussels	29 237	93.86	93.33	94.12
May 26, 2016	Chi-X	2 763	93.43	93.25	93.66

In addition, Delhaize Group acquired 81 118 shares in an off-exchange transaction pursuant to a share buy-back program managed by a credit institution for the purchase of Delhaize Group shares in order to satisfy exercises of stock options.

Purchase date	Number of shares purchased	Unit purchase price (EUR)
May 24, 2016	27 615	54.11
May 24, 2016	39 219	71.84
May 24, 2016	14 284	66.29

This credit institution makes its decisions to purchase Delhaize Group shares independently of, and without influence by, Delhaize Group with regard to the timing of the purchases.

More information on the company’s share buyback program can be found on the website www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2015, Delhaize Group posted €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Acquisition of Treasury Shares – June 1, 2016	1 of 2

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target ,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 2, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President